April 8, 2020
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

       Re:     TEGNA Inc.
               Amendment No. 3 to Schedule 13D filed April 1, 2020 Amendment No. 4 to Schedule 13D filed April 3, 2020 Filed by Standard General L.P., et al.
               File No. 005-19132

               Definitive Additional Materials on Schedule 14A
               Filed April 7, 2020 by Standard General L.P., et al. File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filings and have the following comments.

Amendments No. 3 and 4 to Schedule 13D

1. We note that you conducted sales of five million shares of TEGNA stock in March following the March 20 record date for TEGNA's annual meeting. Given that these sales took place after the record date, please advise us as to whether you have retained the right to vote these shares at the annual meeting, and if so, why your soliciting materials and
Schedule 13D
   amendments filed April 1 and April 3, 2020 do not reflect the beneficial ownership of these shares.

2. Please amend your Schedule 13D to disclose the information required by Item 6, including a description of the swap arrangements, the identity of the counterparties, and any associated voting arrangements with those counterparties. Additionally, file as an exhibit the arrangements relating to the transfer or voting of the subject shares as required by Item 7.

Definitive Additional Materials on Schedule 14A filed April 7, 2020

3. We note the disclosure of your "ownership interest of nearly 12% of the Company's outstanding shares." In future filings, where you discuss your ownership of TEGNA shares, please also disclose the form of such share ownership, both in terms of your economic and voting interests, in order to provide proper context.
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
April 8, 2020
Page 2

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      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                           Sincerely,

                                                           /s/ Joshua Shainess

                                                           Joshua Shainess
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions